CONSENT of AUTHOR

TO:	British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador
U.S. Securities and Exchange Commission
TSX Toronto Stock Exchange

Dears Sirs/Mesdames:

I, Richard M. Gowans, P. Eng., do hereby consent to the public filing of the technical report titled “Technical Report on the Audit of the Mineral Resource Estimate for the Guadalupe y Calvo Project, Chihuahua State, Mexico” and dated March 31, 2013 (the "Technical Report") prepared for Endeavour Silver Corp.

Dated this 27th day of June, 2013

“Richard M. Gowanss” {signed and sealed}

____________________________
Richard M. Gowans, P. Eng.

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